[COMPANY LETTERHEAD]

March 25, 2011

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Re:	Protective Life Insurance Company and Protective Variable Annuity Separate Account
Protective ValuesAdvantage Variable Annuity
Post-Effective Amendment No. 17 (SEC Accession No. 0001104659-10-064049)
Post-Effective Amendment No. 18 (SEC Accession No. 0001104659-11-013657)
(File Nos. 811-8108 and 333-113070)
Request for Withdrawal of Post-Effective Amendments Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Protective Life Insurance Company (the “Company”) and the Protective Variable Annuity Separate Account (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendments to their registration statement on Form N-4, filed with the Securities and Exchange Commission on December 22, 2010 and March 10, 2011, respectively (the “Amendments”).

The Amendments were filed in connection with an intended offering of a new variable annuity product feature.  The Company has since determined not to undertake that particular offering.  No securities were sold in connection with the Amendments.

The Amendments will become effective pursuant to Rule 485(a) of the 1933 Act on April 8, 2011. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendments as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (205) 268-3581.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc:	Elisabeth Bentzinger